Exhibit-5(d)

FORM OF AMENDMENT TO THE PRINCIPAL UNDERWRITING AND
ADMINISTRATIVE SERVICES AGREEMENT

Pursuant to Paragraph 11 of the Principal Underwriting and Administrative Services Agreement dated December 17, 1991, as thereafter amended (the “Agreement”), by and between TIAA-CREF Individual & Institutional Services, LLC (“Services”) and the College Retirement Equities Fund (“CREF”), and pursuant to resolution of a majority of the Board of Trustees of CREF (“Trustees”), including a majority of Trustees who are not parties to the Agreement or “interested persons” (as that term is defined in the Investment Company Act of 1940) of any such party to the Agreement and have no direct or indirect financial interest in the operation of CREF’s distribution financing arrangement (“Plan”) or in any agreements related to the Plan, the parties to the Agreement approve this amendment to the Agreement (the “Amendment”), effective as noted below.

                    Paragraph 5 of the Agreement is amended in its entirety to read as follows:

                    1.           Reimbursement

          Services shall be responsible for all expenses in connection with furnishing distribution and administrative services to CREF. CREF shall reimburse Services for the cost of such services and the amount of such expenses through daily payments (as described below) based on the expense deduction rates and other charges agreed upon from time to time between CREF and Services reflecting estimates of the cost of such services and expenses with the objective of keeping the payments as close as possible to actual expenses. As soon as is practicable after the end of each quarter (usually within 30 days), the amount necessary to correct any differences between the payments and the expenses actually incurred will be determined. This amount will be paid by or credited to Services, as the case may be, in equal daily installments over the remaining days in the quarter.

a.      For the services rendered and expenses incurred in connection with distribution of the Certificates as provided herein, the amount currently payable from the net assets of each Account each Valuation Day for each Calendar Day of the Valuation Period ending on that Valuation Day will be 0.0002192% (corresponding to an annual rate of 0.080% of average daily net assets).

b.      For the services rendered and expenses incurred in connection with administration as provided herein, the amount currently payable from the net assets of each Account each Valuation Day for each Calendar Day of the Valuation Period ending on that Valuation Day will be 0.0006986% (corresponding to an annual rate of 0.255% of average daily net assets).

           For purposes of this Agreement, “Valuation Day,” “Calendar Day,” and “Valuation Period” shall each be defined as specified in CREF’s current Registration Statement.

          IN WITNESS WHEREOF, CREF and Services have caused this Amendment to be executed in their names and on their behalf and under their trust effective as of this ___ day of May, 2007 by and through their duly authorized officers.

COLLEGE RETIREMENT EQUITIES FUND

By: ______________________________________

Name: ____________________________________

Title: _____________________________________

TIAA-CREF INDIVIDUAL &
INSTITUTIONAL SERVICES, LLC

By: ______________________________________

Name: ____________________________________

Title: _____________________________________